SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            Visible Genetics Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)
                                   92829S104
                                (CUSIP Number)

                              Peter K. Hilal, MD
                         c/o Hilal Capital Management
                        60 East 42nd Street, Suite 1946
                              New York, NY  10165
                         (Name, address and telephone
                        number of person authorized to
                      receive notices and communications)

                                July 15, 1999
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92829S104                 13D                    Page 2 of 47 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital QP, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 378,408
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 378,408
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 378,408
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13D                    Page 3 of 47 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 145,159
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 145,159
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 145,159
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13D                    Page 4 of 47 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital Partners LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 523,567
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 523,567
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 523,567
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13D                    Page 5 of 47 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital Management LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 781,210
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 781,210
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 781,210
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13D                    Page 6 of 47 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Hilal, M.D.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                357,899
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,304,777
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                357,899
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,304,777
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,662,676
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                12.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13D                    Page 7 of 47 Pages

Item 1.     Security and Issuer.

     This statement relates to (i) shares of common stock, par value (the "Common Stock") of Visible Genetics Inc. (the "Company"); (ii) Series A Convertible Preferred Shares, convertible into Common Stock, of the Company ("Preferred Stock"); and (iii) warrants issued by the Company that entitle the holder to purchase Common Stock (the "Warrants"). The Company's principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 126.

Item 2.     Identity and Background.

     (a)    This statement is filed by:

        (i) Hilal Capital QP, LP ("HCQP"), a Delaware limited partnership, with respect to the shares of Common Stock and Preferred Stock and Warrants owned by it; (ii) Hilal Capital,
        LP ("HCLP"), a Delaware limited partnership, with respect to the shares of Common Stock and Preferred Stock and Warrants owned by it; (iii) Hilal Capital Partners, LLC ("HCP"), a Delaware limited liability company, with respect to the shares of Common
        Stock and Preferred Stock and Warrants directly owned by HCQP and HCLP; (iv) Hilal Capital Management LLC ("HCM"), a Delaware limited liability company, with respect to the shares of Common
        Stock and Preferred Stock and Warrants directly owned by Hilal
        Capital International ("HCI"), a Cayman Islands company, and shares of Common Stock held in another discretionary account ("the Account"); and (v) Peter K. Hilal, MD ("Dr. Hilal"), with respect to the shares of Common Stock and Preferred Stock and Warrants directly owned by HCQP, HCLP, HCI and the Account, as well as the Common Stock owned by him directly and by certain managed accounts over which Dr. Hilal exercises dispositive power.

                   The general partner of HCQP and HCLP is HCP.  HCM serves as investment manager to HCI and the Account. Dr. Hilal serves as managing member of HCP and HCM and exercises dispositive power over certain managed accounts.

                   The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the business office of each of the Reporting Persons is 60 East 42nd Street, Suite 1946, New York, New York 10165.

     (c) The principal business of each of HCQP and HCLP is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business of HCP is serving as general partner to HCQP and HCLP.

             The principal business of HCM is that of an investment manager on behalf of HCI and the Account. The principal business of Dr. Hilal is as the Managing Member of HCP and HCM.

No. 92829S104                 13D                    Page 8 of 47 Pages

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) HCQP and HCLP are limited partnerships organized under the laws of the State of Delaware. HCP and HCM are limited liability companies organized under the laws of the State of Delaware. Dr. Hilal is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     On July 15, 1999, HCQP, HCLP, HCI and the Account converted an aggregate of $3.9 million in principal amount, plus accrued interest of $47,666, of their outstanding loan to the Company into 3,948 shares of Preferred Stock (convertible into Common Stock at $11.00 per share) and warrants to purchase 147,098 shares of Common Stock exercisable for a four-year period at $12.60 per share.

     The net investment cost (including commissions, if any) of all of the shares of Common Stock, Preferred Stock, and Warrants directly owned by HCQP is $4,477,542; HCLP is $1,704,568; HCI is $5,714,787; and the Account is
$4,244,221. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by managed accounts over which Dr. Hilal has dispositive power is $4,388,264. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Dr. Hilal is $778,903. Neither HCP nor HCM owns directly any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The Reporting Persons acquired the shares of Common and Preferred Stock and the Warrants for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

No. 92829S104                 13D                    Page 9 of 47 Pages

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common and Preferred Stock or Warrants or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common and Preferred Stock or Warrants. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based upon the 9,569,988 shares of Common Stock issued and outstanding as of July 12, 1999, as reported by the Company's transfer agent, and also includes 358,879 shares of the Common Stock that would result from conversion of the Preferred Stock held by the Reporting Persons, 543,098 shares of Common Stock that would result from the exercise of the Warrants held by the Reporting Persons, and 2,727,273 shares of Common Stock that would result from the conversion of the Preferred Stock held by E.M. Warburg, Pincus & Co. LLC ("Warburg"), for a total number of 13,199,238 shares issued and outstanding. In view of the fact that the Preferred Stock generally votes together with the Common Stock on an as-converted basis, the shares of Preferred Stock held by both the Reporting Persons and Warburg (representing all of the outstanding shares of Preferred Stock) have been included in determining the total shares of Common Stock issued and outstanding, in order to fairly present the relative voting power and economic interest of the Reporting Persons. Only the Warrants owned by the Reporting Persons have been included.

             As of the close of business on July 26, 1999:

            (i) HCQP owns beneficially 47,979 shares of Common Stock, 1,452 shares of Preferred Stock convertible into 131,970 shares of Common Stock, and 198,459 Warrants, for a total of 378,408 shares of Common Stock, constituting approximately 2.9% of the shares of Common Stock outstanding.

            (ii) HCLP owns beneficially 14,458 shares of Common Stock, 571 shares of Preferred Stock convertible into 51,919 shares of Common Stock, and 78,782 Warrants, for a total of 145,159 shares of Common Stock, constituting approximately 1.1% of the shares of Common Stock outstanding.

No. 92829S104                 13D                    Page 10 of 47 Pages

            (iii) HCP owns directly no shares of Common Stock or Preferred Stock or Warrants. By reason of the provisions of Rule
            13d-3 of the Securities Exchange Act of 1934, as amended
            (the "Act"), HCP may be deemed to own beneficially the 62,437 shares of Common Stock, 2,023 shares of Preferred
            Stock convertible into 183,889 shares of Common Stock, and 277,241 Warrants held by HCQP and HCLP, for a total of 523,567 shares of Common Stock constituting approximately
            4.0% of the shares of Common Stock outstanding.

            (iv) HCM owns directly no shares of Common Stock or Preferred Stock or Warrants. By reason of the provisions of Rule
            13d-3 of the Act, it may be deemed to beneficially own the 340,363 shares of Common Stock, 1,925 shares of Preferred Stock convertible into 174,990 shares of Common Stock, and 265,857 Warrants beneficially owned by HCI and the 293,972 shares of Common Stock beneficially owned by the Account.
            When the Shares beneficially owned by HCI and the Account are aggregated they total 340,363 shares of Common Stock, 1,925 shares of Preferred Stock convertible into 174,990 shares of Common Stock, and 265,857 Warrants, totaling
            781,210 shares of Common Stock, constituting approximately 5.9% of the shares of Common Stock outstanding.

            (v) By reason of the provisions of Rule 13d-3 of the Act, Dr. Hilal may be deemed to own beneficially the 47,979 shares of Common Stock, 1,452 shares of Preferred Stock convertible into 131,970 shares of Common Stock, and 198,459 Warrants owned by HCQP; the 14,458 shares of Common Stock, 571 shares of Preferred Stock convertible into 51,919 shares of Common Stock, and 78,782 Warrants owned by HCLP; the 46,391 shares of Common Stock, 1,925 shares of Preferred Stock convertible into 174,990 shares of Common Stock, and 265,857 Warrants owned by HCI; the 293,972 shares of Common Stock owned by the Account, and the 357,899 shares of Common Stock owned by the managed accounts over which Dr. Hilal has dispositive power. When the shares of Common Stock, Preferred Stock, and Warrants beneficially owned by HCQP, HCLP, HCI, the Account and the managed accounts over which Dr. Hilal has dispositive power are aggregated, they total 760,699 shares of Common Stock, 3,948 shares of Preferred Stock convertible into 358,879 shares of Common Stock, and 543,098 Warrants, totaling 1,662,676 shares of Common Stock or approximately 12.6% of the shares outstanding.

            (vi) In the aggregate, the Reporting Persons beneficially own 760,699 shares of Common Stock, 3,948 shares of Preferred Stock convertible into 358,879 shares of Common Stock and 543,098 Warrants, for a total of 1,662,676 shares of Common Stock, constituting 12.6% of the shares outstanding.

     (b) HCQP and HCLP have the power to dispose of and the power to vote the shares of Common Stock and Preferred Stock and the Warrants

No. 92829S104                 13D                    Page 11 of 47 Pages

            beneficially owned by them, which power may be exercised by their general partner, HCP, or HCP's managing member, Dr. Hilal. Each of HCI and the Account is a party to an investment management agreement with HCM pursuant to which HCM has investment authority with respect to securities held by HCI or in the Account, as the case may be. Such authority includes the power to dispose of and the power to vote securities held. Such power may be exercised by HCM's managing member, Dr. Hilal. Dr. Hilal, as the managing member of HCM and HCP, has shared power to dispose of and shared power to vote the Common Stock and Preferred Stock and the Warrants held by other Reporting Persons. Additionally, Dr. Hilal has sole dispositive power to vote the Common Stock held by certain managed accounts.

     (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 26, 1999 until July 26, 1999 by HCQP, HCLP, and HCM (on behalf of HCI and the Account), are set forth in Schedules A, B, and C, respectively. Dr. Hilal has not bought or sold any shares of common stock from the 60th day prior to July 26, 1999 until July 26, 1999.

     (d) No person other than each respective record owner of shares of Common Stock, Preferred Stock or Warrants referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock or Preferred Stock or Warrants.

     (e)    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, the Conversion Letter attached as Exhibit 2 hereto, and the form of Warrant attached as Exhibit 3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     There is also filed herewith as Exhibit 2 a Conversion Letter which converted debt held by the Reporting Persons into the equity described in this Form 13D and a form of Warrant Agreement attached as Exhibit 3.

No. 92829S104                 13D                    Page 12 of 47 Pages

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 26, 1998
                                /s/
                                Dr. Peter K. Hilal, individually, and as
                                managing member of Hilal Capital Partners LLC, on behalf of itself and on behalf of
                                Hilal Capital, LP and Hilal Capital QP, LP as the general partner thereof, and as managing member of Hilal Capital Management LLC, on behalf of itself.

No. 92829S104                 13D                    Page 13 of 47 Pages

                               Schedule A

                          HILAL CAPITAL QP, LP



                       Number of                     Price Per Share
                       Shares of                 (including commissions,
Date of               Common Stock                        if any)
Transaction         Purchased/(Sold)

6/24/99                 (14,904)                        18.3121
6/25/99                  (1,800)                        16.9788
07/09/99                (85,000)                        10.2781
07/15/99                  2,160                         13.5824
07/16/99                  2,160                         14.2282
07/19/99                  2,160                         14.2486
07/20/99                  2,160                         13.5398
07/21/99                  2,160                         13.7273
07/22/99                  2,160                         13.7027
07/23/99                  3,600                         14.1336



                       Number of
                       Shares of
Date of             Preferred Stock              Price           Conversion
Transaction         Purchased/(Sold)           Per Share            Price

7/15/99                   1,452                $1000.00            $11.00



                    Number of Warrants
                      Exercisable to
Date of           Purchase Common Stock      Exercise           Expiration
Transaction          Purchased/(Sold)         Price                Date

7/15/99                  54,088               $12.60            7/15/2003

CUSIP No. 92829S104                 13D                    Page 14 of 47 Pages

                                  Schedule B

                               HILAL CAPITAL, LP



                    Number of                    Price Per Share
                    Shares of                (including commissions,
Date of            Common Stock                      if any)
Transaction      Purchased/(Sold)

06/24/99             (5,796)                        18.3122
06/25/99               (700)                        16.9788
07/09/99            (35,000)                        10.2781
07/15/99                840                         13.5821
07/16/99                840                         14.2285
07/19/99                840                         14.2486
07/20/99                840                         13.5405
07/21/99                840                         13.7273
07/22/99                840                         13.7274
07/23/99              1,400                         14.1335



                      Number of
                      Shares of
Date of            Preferred Stock              Price           Conversion
Transaction        Purchased/(Sold)           Per Share            Price

7/15/99                 571                   $1000.00            $11.00



                Number of Warrants
                  Exercisable to
Date of        Purchase Common Stock          Exercise          Expiration
Transaction       Purchased/(Sold)             Price               Date

7/15/99              21,285                    $12.60           7/15/2003

CUSIP No. 92829S104                 13D                    Page 15 of 47 Pages

                                  Schedule C

                         HILAL CAPITAL MANAGEMENT LLC



Date of                           Number of                Price Per Share
Transaction      Client           Shares of            (including commissions,
                                 Common Stock                   if any)
                               Purchased/(Sold)

06/21/99           HCI              (3,700)                    16.5842
06/22/99           HCI             (19,000)                    16.6675
06/23/99           HCI             (10,000)                    17.5263
07/09/99           HCI             (80,000)                    10.2578



                                   Number of
                                   Shares of
Date of                         Preferred Stock        Price       Conversion
Transaction      Client         Purchased/(Sold)     Per Share        Price

7/15/99            HCI               1,925           $1000.00        $11.00



                             Number of Warrants
                              Exercisable to
Date of                     Purchase Common Stock     Exercise     Expiration
Transaction      Client       Purchased/(Sold)         Price          Date

7/15/99            HCI              71,725             $12.60      7/15/2003

CUSIP No. 92829S104                 13D                    Page 16 of 47 Pages

                                 EXHIBIT 1

                       JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  July 23, 1998

                                /s/
                                Dr. Peter K. Hilal, individually, and as
                                managing member of Hilal Capital Partners LLC, on behalf of itself and on behalf of
                                Hilal Capital, LP and Hilal Capital QP, LP as the general partner thereof, and as managing member of Hilal Capital Management LLC, on behalf of itself.

CUSIP No. 92829S104                 13D                    Page 17 of 47 Pages


                                 EXHIBIT 2
                             CONVERSION LETTER

                                    July 23, 1999


Hilal Capital Management, LLC
60 East 42nd Street Suite 1946
New York, New York  10165
Attention:  Dr. Peter K. Hilal

Gentlemen:

            Reference is made to the Term Loan Agreement dated as of April 30, 1998, as amended (the "Loan Agreement") among Visible Genetics Corp., Hilal Capital, LP, Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, Hilal Capital Management LLC, as advisor for Leo Holdings, Inc., and C.J. Partners L.P.

            All capitalized terms used in this letter which are not defined in this letter and which are defined in the Loan Agreement shall have the same meaning in this letter as in the Loan Agreement.

            Schedule A annexed hereto sets forth the outstanding principal amount and accrued but unpaid interest as of the date hereof owed by the Borrower to each Lender. Such schedule shall be amended to reflect additional accrued interest if the Transaction is not completed on July 15, 1999.

            We have advised you that Visible Genetics Inc. (the "Company") and E.M. Warburg, Pincus & Co. LLC ("Warburg Pincus") entered into a letter of intent dated July 8, 1999 pursuant to which certain funds affiliated with Warburg, Pincus intend to invest $30 million in the Company in exchange for the issuance by the Company to such funds of (the "Transaction") (i) 30,000 Series A Convertible Preferred Shares with a liquidation value of $30 million which are convertible into common shares of the Company at a conversion price of $11.00 per share (the "Preferred Shares") and (ii) warrants to purchase 1,100,000 common shares of the Company exercisable for four years at a price of $12.60 per share (the "Warrants").

            By signing this letter, each of us hereby agrees as follows:

            1. Effective upon the closing of the Transaction the Loans shall be repaid as follows:

                 (a) the full principal amount and all interest owed to each of Highbridge International LLC ("Highbridge") and Leo Holdings, Inc. ("Leo") shall be repaid out of the proceeds of the Transaction and such Lenders shall deliver to the Company, in exchange therefore, the original copies of the notes evidencing such Loans, marked "Paid in Full."

                 (b) Each of the Loans outstanding to each Lender other than Highbridge and Leo shall automatically be converted into (i) that number of Preferred Shares allocated to such Lender as set forth on Schedule A; and (ii) that number of Warrants allocated to such Lender as set forth on Schedule A, and shall be deemed to be paid in full. The Company shall deliver to such

CUSIP No. 92829S104                 13D                    Page 18 of 47 Pages

Hilal Capital Management, LLC
July 23, 1999
Page 2

Lenders certificates evidencing such preferred shares and warrants in exchange for the original copies of the promissory notes evidencing such Loans, marked "Paid in Full."

                 (c) Concurrent with, and as a condition to, the repayment of the Loans, the Lenders shall execute and deliver to the Borrower or Guarantor in form satisfactory for filing in the appropriate jurisdiction, such termination statements and other instruments as the Borrower and Guarantor shall request terminating any and all Liens in the assets of the Company, the Borrower and any of their respective subsidiaries in favor of Lenders, including but not limited to Liens in patents, trademarks and other intellectual property. To the extent that any such instrument is not executed or delivered at the time of repayment of Loans, the Lenders shall promptly thereafter execute and deliver such instrument to Borrower or Guarantor. Each Lender shall take any other action which Borrower or Guarantor may reasonably request so as to ensure that all Liens in favor of Lenders are released and any recording or other public evidence thereof is extinguished.

                 (d) Upon repayment of the Loans as set forth herein, the Loan Agreement and the Guaranty shall be terminated and shall be of no further force and effect.

            2.   (a)   The Company shall file a registration statement with
the Securities and Exchange Commission on or prior to October 30, 1999, covering the common shares issuable upon conversion of the Preferred Shares and exercise the Warrants and shall use its commercially reasonable best efforts to have such registration statement declared effective by the Securities and Exchange Commission on or prior to December 31, 1999.

                 (b) The Company hereby agrees that the common shares issuable upon conversion of the Preferred Shares and exercise of the Warrants shall constitute Registrable Securities as such term is defined in the Registration Rights Agreement dated as of April 30, 1998, among the Company and the Lenders (the "Registration Rights Agreement").

                 (c) The Company and the Lenders hereby amend the Registration Rights Agreement by deleting Section 2.2(b) in its entirety and replacing it with a new Section 2(b) annexed as Exhibit A hereto. The Registration Rights Agreement as amended hereby remains in full force and effect.

            3. On the earlier of the date on which the Company or Warburg Pincus have elected not to complete the Transaction or, if the Transaction shall not be completed by September 30, 1999, this Agreement shall be of no further force and effect. If the Transaction is not completed and the Company enters into an alternative equity financing, the Lenders will have the right, at their election, to participate in that Transaction by converting their outstanding Loans on the same basis as the other participants in the Transaction.

            4.   (a)   This Agreement shall be governed by the laws of the
State of New York without giving effect to the principle of conflicts of laws.

CUSIP No. 92829S104                 13D                    Page 19 of 47 Pages

Hilal Capital Management, LLC
July 23, 1999
Page 3


                 (b) This Agreement constitutes the entire understanding of the parties hereto with respect to this subject matter hereof and supersedes all prior agreements and understanding among such parties with respect to the subject matter hereof.

                [The rest of this page intentionally left blank]

CUSIP No. 92829S104                 13D                    Page 20 of 47 Pages

Hilal Capital Management, LLC
July 23, 1999
Page 5


                 (c) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

                                    Very truly yours,


                                    VISIBLE GENETICS CORP.

                                    By:
                                         -----------------------------

                                    VISIBLE GENETICS INC.


                                    By:
                                         -----------------------------

Agreed and Accepted:

HILAL CAPITAL, LP


By:
     ----------------------


HILAL CAPITAL QP, LP


By:
     ----------------------


HILAL CAPITAL INTERNATIONAL, LTD


By:
     ----------------------


HIGHBRIDGE INTERNATIONAL, LLC

By:  Highbridge Capital Management, LLC


By:
     ----------------------

CUSIP No. 92829S104                 13D                    Page 21 of 47 Pages

Hilal Capital Management, LLC
July 23, 1999
Page 6



HILAL CAPITAL MANAGEMENT LLC,
ad adviser to Leo Holdings, Inc.


By:
     ----------------------


C.J. PARTNERS, L.P.


By:
     ----------------------

CUSIP No. 92829S104                 13D                    Page 22 of 47 Pages

                                 Exhibit A
                                 ---------


             Section 2.2(b) of the Hilal Capital Registration Rights Agreement of April 30, 1998, as proposed to be amended:

             (b)   Priority in Incidental Registration.  If an
                   -----------------------------------
Incidental Registration involves an Underwritten Offering (on a firm commitment basis), and the sole or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in such offering without materially interfering with the successful marketing of the securities being offered (such writing to state the basis of such opinion and the approximate number of such securities which may be included in such offering without such effect), the Company shall include in such registration, to the extent of the number which the Company is so advised may be included in such offering without such effect, (i) in the case of a registration initiated by the Company, (A) first, the securities that the Company proposes to register for its own account, (B) second, the Registrable Securities requested to be included in such registration by the Holders and the securities requested to be included in such registration by any other Person who has been granted incidental or piggyback registration rights, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, and (c) third, other securities of the Company to be registered on behalf of any other Person, and (ii) in the case of a registration initiated by a Person other than the Company, (A) first, the securities requested to be included in such registration by any Persons initiating such registration, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them,
(B) second, the Registrable Securities of any Holder and the securities of any other Persons who have been granted incidental or piggyback registration rights (who have not initiated such registration) requested to be included in such registration statement, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, (C) third, the securities that the Company proposes to register for its own account, and (D) fourth, other securities of the Company to be registered on behalf of any other Person; provided, however, that in the event the Company will not, by virtue of this Section 2.2(b), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration.

CUSIP No. 92829S104                 13D                    Page 23 of 47 Pages

                                                                        Page 1

                                          Schedule A
                                          ----------

                                    Interest
                                     Amount      Total   Number of
                        Principal    of Loan   Principal  Series A
                        Amount of    Through      and    Preferred   Number of
                          Loan       7/15/99    Interest   Shares    Warrants
                        ---------    -------   ---------  ---------  ---------

1 Hilal Capital, LP       564,217    12,057     576,274      571       21,285
2 Hilal Capital QP, LP  1,434,136    30,647   1,464,783    1,452       54,088
3 Hilal Capital
  International, Ltd    1,901,647    40,638   1,942,285    1,925       71,725
4 Highbridge
  International         3,000,000    64,110   3,064,110
5 Hilal Capital
  Management LLC          100,000     2,137     102,137
  Leo Holdings, Inc.
                        ---------   -------   ---------    -----      -------
  TOTAL                 7,000,000   149,589   7,149,589    3,948      147,098
                        =========   =======   =========    =====      =======

CUSIP No. 92829S104                 13D                    Page 24 of 47 Pages

                                                                      Page 2

                                    Schedule A
                                    ----------
                       TRANCHE A LOAN ISSUED 9/29 DUE 7/15/99
                       --------------------------------------
                                                    Oct,
                                 Amt      2 Day     Nov,
                                Loaned     Adj.     Dec
                Entity          9/29/98  =2 days  Interest
                                -------  -------  --------
          HILAL CAPITAL, LP     145,000       79    3,625
          HILAL CAPITAL QP, LP  358,000      196    8,950
          HILAL CAPITAL INTL    497,000      272   12,425
                              ---------      ---   ------
          TOTAL               1,000,000      548   25,000
                              =========      ===   ======

              Jan,      Apr,
              Feb,      May,     15 Days/     Total       Total
              Mar       June        365      Interest      due
            Interest  Interest  7/1 - 7/15  Receivable  from VGI
            --------  --------  ----------  ----------  --------
             3,718     3,811        642      11,875      156,875
             9,179     9,408      1,585      27,733      385,733
            12,742    13,061      2,201      38,501      535,501
            ------    ------      -----      ------    ---------
            25,639    26,280      4,428      78,108    1,078,108
            ======    ======      =====      ======    =========


CUSIP No. 92829S104                 13D                    Page 25 of 47 Pages

                                                               Page 3

Schedule A (continued)

                       -------------------------------
                             Hilal Capital, LP
                                  156,875
                             Wire Instructions:
                         Chase Manhattan Bank, N.Y.
                              ABA #021-000-021
                       F/A/O Goldman Sachs & Co, N.Y.
                              A/C # 930-1-011483
                          F/F/C Hilal Capital, LP
                              A/C # 002-04545-8
                       -------------------------------

                       ------------------------------
                             Hilal Capital QP, LP
                                  385,733
                              Wire Instructions:
                          Chase Manhattan Bank, N.Y.
                              ABA #021-000-021
                         F/A/O Goldman Sachs & Co, N.Y.
                                A/C #930-1-011483
                          F/F/C Hilal Capital QP, LP
                               A/C # 002-04656-3
                         ------------------------------

                   ----------------------------------------
                       Hilal Capital International, Ltd
                                  535,501
                             Wire Instructions:
                               Citibank, N.Y.
                             ABA # 021-000-089
                   F/A/O Goldman Sachs (Cayman) Trust, Ltd.
                              A/C #4074-61069
                   F/F/C Hilal Capital International, Ltd
                              A/C # 002-04675-3
                   ----------------------------------------

CUSIP No. 92829S104                 13D            Page 26 of 47 Pages

                                EXHIBIT 3
                             FORM OF WARRANT

WARRANT AGREEMENT

            THIS WARRANT AGREEMENT dated         , 1999
                                         ----- --

BETWEEN:

                        VISIBLE GENETICS INC., a corporation organized
                          under the laws of Ontario (the "Company")

and

                        [                ] (the "Purchaser")
                         ----------------


            WHEREAS, on the date hereof, the Purchaser has entered into a Securities Purchase Agreement with the Company pursuant to which, and upon and subject to the terms and conditions hereof, the Company has agreed to issue to the Purchaser (registered in such name or names as shall be designated by the
Purchaser by notice to the Company), [   ] warrants (the "Warrants") to
                                      ---
purchase in the aggregate [    ] common shares ("Common Shares") of the
                           ----
Company (the "Warrant Shares"), subject to adjustment as provided herein. Each Warrant entitles the holder to purchase one Common Share, subject to adjustment pursuant to the terms of this Agreement.

            NOW, THEREFORE, in consideration of the premises and the mutual agreements herein and for other good and valuable consideration, the parties hereto agree as follows:

1.   Issuance of Warrants; Form of Warrants
     --------------------------------------

            (a) The Company hereby agrees to issue and deliver to the Purchaser on the date hereof a certificate evidencing the Warrants. The form of certificate evidencing the Warrants and the form of election to purchase the Warrant Shares to be printed on the reverse thereof shall be substantially as set forth in Exhibit A attached hereto.

            (b) The Warrants shall be executed on behalf of the Company by the manual or facsimile signature of the present or any future Chairman, President or Vice President of the Company, under its corporate seal, affixed or in facsimile.

            (c) The Warrants shall be dated as of the date of the execution thereof by the Company either upon initial issuance or upon division, exchange, substitution or transfer.

<page 1>

CUSIP No. 92829S104                 13D                   Page 27 of 47 Pages

2.   Registration
     ------------

            The Warrants shall be numbered and shall be registered on the books of the Company (the "Warrant Register") as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register (the "Holder") as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other Person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with actual knowledge of such facts that its participation therein amounts to bad faith. The Warrants shall be registered initially in the name or names as the Purchaser shall request in such denominations as the Purchaser may request in writing to the Company prior to the time of issuance of such Warrants requested by the Purchaser.

3.   Exchange of Warrant Certificates
     --------------------------------

            Subject to compliance with any restriction upon transfer set forth in this Agreement, each Warrant certificate may be exchanged for another certificate or certificates entitling the Holder thereof to purchase a like aggregate number of Warrant Shares as the certificate or certificates surrendered then entitle such Holder to purchase. No fractional Warrant certificates will be issued. Any Holder desiring to exchange a Warrant certificate or certificates shall make such request in writing delivered to the Company and shall surrender, properly endorsed, the certificate or certificates to be so exchanged. Thereupon the Company shall execute and deliver to the person entitled thereto a new Warrant certificate or certificates, as the case may be, as so requested.

4.   Transfer of Warrants
     --------------------

            Subject to compliance with the restrictions on transfer set forth in this Agreement, and subject to Section 6 hereof, the Warrants shall be transferable only on the Warrant register upon delivery thereof duly endorsed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion.

<page 2>

CUSIP No. 92829S104                 13D                 Page 28 of 47 Pages

5.   Term of Warrants, Exercise of Warrants; Compliance with Government
     ------------------------------------------------------------------
Regulations
-----------

     5.1   Term of Warrants; Exercise of Warrants
           --------------------------------------

            (a) Each Warrant entitles the registered owner thereof to purchase one Warrant Share, subject to adjustment pursuant to Section 9 of this Agreement, at any time from and after the date hereof until 5:00 p.m., Toronto time, on the date four (4) years after the date of issuance thereof ("Expiration Date") at an initial purchase price of U.S. $12.60, subject to adjustment pursuant to Section 9 of this Agreement (such purchase price being hereinafter referred to as the "Warrant Price"). The Warrant Price is payable either by: (i) certified check, bank draft or wire transfer, in each case, of immediately available funds to the Company at its principal office in Toronto, Ontario, or as the Company may direct; (ii) by surrender to the Company for cancellation of securities of the Company having a Market Price (as hereinafter defined) on the date of exercise equal to the Warrant Price; or
(iii) by a combination of the methods described in clauses (i) and (ii) above. In lieu of exercising the Warrant, the Holder may elect to receive a payment equal to the difference between (A) the Market Price multiplied by the number of Warrant Shares as to which the payment is then being elected and (B) the then Warrant Price multiplied by such number of Warrant Shares, payable by the Company to the Holder only in shares of Common Shares valued at the Market Price on the date of exercise.

            For purposes hereof, the term "Market Price" shall mean the average closing price of a Common Share or other security for the 15 consecutive trading days preceding such day on the principal national securities exchange on which the Common Shares or securities are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the reported closing prices during such 15 trading day period on the Nasdaq National Market or, if the shares are not listed on the Nasdaq National Market, in the over-the-counter market or, if the Common Shares or securities are not publicly traded, the Market Price for such day shall be the fair market value thereof determined in good faith and in the reasonable exercise of good business judgment by the Board of Directors of the Company.

            Each Warrant not exercised prior to 5:00 p.m. Toronto time, on the Expiration Date shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time.

            (b) The Warrant Price and the number of Warrant Shares are subject to adjustment upon the occurrence of certain events pursuant to the provisions of Section 9 of this Agreement. Subject to the provisions of this Agreement, each Holder shall have the right, which may be exercised as expressed in such Warrants, to purchase from the Company (and the Company shall issue and sell to such registered Holder of Warrants) the number of fully paid and non-assessable Warrant Shares specified in such Warrants, upon

<page 3>

CUSIP No. 92829S104                 13D                    Page 29 of 47 Pages

surrender to the Company, or its duly authorized agent, of certificates representing such Warrants, with the form of election to purchase on the reverse thereof duly filled in and signed, and upon payment to the Company of the Warrant Price, as adjusted in accordance with the provisions of Section 9 of this Agreement, for the number of Warrant Shares in respect of which such Warrants are then exercised. The date of exercise of any Warrant shall be deemed to be the date of its receipt by the Company if received prior to 5:00 p.m. on a business day in Toronto, Ontario or, if not received prior to such time on such business day, the next business day, duly filled in and signed and accompanied by proper payment as herein provided. Payment of the Warrant Price shall be made as aforesaid.

            (c) Subject to Section 6 hereof, upon such surrender of certificates representing Warrants, and payment of the Warrant Price as aforesaid, the Company shall issue and cause to be promptly delivered to or upon the written order of the Holder and (subject to receipt of evidence of compliance with the Securities Act of 1933, as amended (the "Act") or applicable Canadian securities laws, or both, in accordance with the provisions of Section 12 of this Agreement) in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrants. If permitted by applicable law, such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such shares as of the date of the surrender of such Warrants and payment of the Warrant Price as aforesaid. The rights of purchase represented by the Warrants shall be exercisable, at the election of the Holders thereof, either in full or from time to time in part and, in the event that any Warrant is exercised in respect of less than all of the Warrant Shares purchasable on such exercise at any time prior to the Expiration Date, a new certificate evidencing the remaining Warrant or Warrants will be issued.

5.2   Compliance with Government Regulations
      --------------------------------------

            The Company covenants that if the issuance of any Warrant Shares (taking into account all available private placement or similar exemptions) requires, under any Canadian federal or provincial or U.S. federal or state law or applicable governing rule or regulation of any national securities exchange, approval of any governmental authority, or listing on any securities exchange before such shares may be issued upon exercise, the Company will in good faith and as expeditiously as possible endeavor to cause such shares to be duly approved or listed on the relevant securities exchange, as the case may be or to take such actions as may be necessary to obtain any required governmental approvals; provided, however, that subject to any registration rights agreement then in effect between the Company and the Purchaser, in no event shall such Warrant Shares be issued, and the Company is hereby authorized to suspend the exercise of all Warrants, for the period during which such approval or listing is required but not in effect; provided, further, that in no event shall the Purchaser be permitted to exercise its rights under this Section 5.2 hereof while a suspension of the exercise of the Warrants is in effect; provided, further, that in the event that a suspension of the exercise of the Warrants is in effect on the Expiration Date, the term

<page 4>

CUSIP No. 92829S104                 13D                    Page 30 of 47 Pages

of the Warrants shall be extended to a date equivalent to the number of days of such suspension, but in no case more than 150 days after such suspension is lifted. The Company shall give prompt notice of any such suspension and shall promptly return all Warrants and payment of the Warrant Price thereof to all Holders who tender such Warrants and Warrant Price during such suspension period. Notwithstanding anything contained herein to the contrary, subject to any registration rights agreement then in effect between the Company and the Purchaser, nothing herein shall require the Company to register any Warrant Shares under the Act.

6.   Payment of Taxes
     ----------------

            The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or other governmental charge which may be payable in respect of any transfer involved in the issue or delivery of any certificates for Warrants or Warrant Shares in a name other than that of the registered Holder of such Warrants, and the Company shall not register any such transfer or issue any such certificate until such tax or governmental charge, if required, shall have been paid.

7.   Mutilated or Missing Warrants
     -----------------------------

            In case any of the Warrants shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest; but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also reasonably satisfactory to the Company. An applicant for such substitute Warrants shall also comply with such other reasonable procedures and pay such other reasonable charges as the Company may prescribe.

8.   Reservation of Warrant Shares: Purchase of Warrants
     ---------------------------------------------------

     8.1   Reservation of Warrant Shares
           -----------------------------

            The Company hereby represents and warrants that there have been reserved and allotted to and in favour of the Holder out of the authorized and unissued Common Shares, a number of shares sufficient to provide for the exercise of the rights of purchase represented by the Warrants, and the transfer agent for the Common Shares ("Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the rights of purchase aforesaid will forthwith be irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the

<page 5>

CUSIP No. 92829S104                 13D                    Page 31 of 47 Pages

Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will supply the Transfer Agent and any such subsequent transfer agent with duly executed certificates representing Common Shares for such purpose and will itself provide or otherwise make available any cash which may be required by Section 11 of this Agreement. The Company will furnish to the Transfer Agent and any such subsequent transfer agent a copy of all notices of adjustments, and certificates related thereto, transmitted to each Holder pursuant to Section
9.11 hereof. All Warrants surrendered in the exercise of the rights thereby evidenced shall be cancelled by the Company and retired.

8.2   Purchase of Warrants by Company
      -------------------------------

            The Company shall have the right, except as limited by law, other agreements, or herein, to purchase or otherwise acquire in negotiated transactions, Warrants at such times, in such manner and for such consideration as it may deem appropriate.

9.   Adjustment of Warrant Price and Number of Warrant Shares
     --------------------------------------------------------

     9.1   Adjustments.  Except as provided in Section 9.10 below, if and
           -----------
whenever the Company shall issue or sell any Common Shares for a consideration per share less than the Warrant Price in effect immediately prior to such issue or sale (a "Triggering Transaction"), then, forthwith upon such Triggering Transaction, the Warrant Price shall be reduced to the price (calculated to the nearest cent) determined by multiplying the Warrant Price in effect immediately prior to the time of such Triggering Transaction by a fraction, the numerator of which shall be the sum of (x) the Number of Shares Deemed Outstanding (as hereinafter defined) immediately prior to such Triggering Transaction multiplied by the Warrant Price immediately prior to such Triggering Transaction plus (y) the consideration received by the Company upon such Triggering Transaction, and the denominator of which shall be the product of (x) the Number of Shares Deemed Outstanding immediately after such issue or sale, multiplied by (y) the Warrant Price immediately prior to such Triggering Transaction. For purposes of this Section 9, the term "Number of Shares Deemed Outstanding" at any given time shall mean the sum of (i) the number of Common Shares outstanding at such time, (ii) the number of Common Shares issuable upon the exercise of any outstanding options, warrants (including this Warrant) or other securities convertible into Common Shares outstanding at such time and (iii), without duplication, the number of Common Shares deemed to be outstanding under this Section 5 at such time.

            Upon each adjustment of the Warrant Price pursuant to this Section 9, the Holder shall thereafter be entitled to acquire upon exercise, at the Warrant Price resulting from such adjustment, the number of Warrant Shares obtainable by multiplying the Warrant Price in effect immediately prior to

<page 6>

CUSIP No. 92829S104                 13D                    Page 32 of 47 Pages

such adjustment by the number of Common Shares acquirable immediately prior to such adjustment and dividing the product thereof by the Warrant Price resulting from such adjustment. For the purposes of this Section 9.1, the following Sections 9.2 to 9.5, inclusive, shall also be applicable; except that this Warrant shall be deemed exercised and outstanding for all purposes and computations under this Section 9.1 and the then current Warrant Price shall be deemed the Warrant Price per share.

     9.2   Issuance of Rights or Options.  In case at any time the Company
           -----------------------------
shall in any manner grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Shares or any shares or securities convertible into or exchangeable for Common Shares (such convertible or exchangeable shares or securities being herein called "Convertible Securities") whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share (the "Option Price") for which Common Shares is issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such rights or options, plus, in the case of such rights or options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Common Shares issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of Common Shares issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options shall be (as of the date of granting of such rights or options) deemed to be outstanding and to have been issued on the date of such grant for the Option Price per share. Except as otherwise provided in Section 9.4, no adjustment of the Warrant Price shall be made upon the actual issue of such Common Shares or of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such Common Shares upon conversion or exchange of such Convertible Securities.

     9.3   Issuance of Convertible Securities.  In case the Company shall in
           ----------------------------------
any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share (the "Conversion Price") for which Common Shares are issuable upon which conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange

<page 7>

CUSIP No. 92829S104                 13D                    Page 33 of 47 Pages

thereof, by (ii) the total maximum number of Common Shares issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale determined as of the date of such issue or sale of such Convertible Securities, as the case may be, then the total maximum number of Common Shares issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued on such date for the Conversion Price per share, provided that (a) except as otherwise provided in Section 9.4 below, no adjustment of the Warrant Price shall be made upon the actual issue of such Common Shares upon conversion or exchange of such Convertible Securities, and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such Convertible Securities for which adjustments of the Warrant Price have been or are to be made pursuant to other provisions of this Section 9, no further adjustment of the Warrant Price shall be made by reason of such issue or sale.

     9.4   Change in Option Price or Conversion Rate; Expiration of Options
           ----------------------------------------------------------------
or Convertible Securities.  Upon the happening of any of the following events,
-------------------------
namely, if the purchase price provided for in any right or option referred to in Section 9.2, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section
9.2 or Section 9.3, or the rate at which any Convertible Securities referred to in Section 9.2 or Section 9.3 are convertible into or exchangeable for Common Shares shall change at any time (other than under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall forthwith be readjusted to the Warrant Price which would have been in effect at such time had such rights, options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. If the purchase price provided for in any such right or option referred to in Section 9.2 or if the rate at which any Convertible Securities referred to in Section 9.2 or Section 9.3 are convertible into or exchangeable for Common Shares shall be adjusted at any time under or by reason of provisions with respect thereto designed to protect against dilution then in the case of the delivery of Common Shares upon the exercise of any such right or option or upon conversion or exchange of any such right or option or upon conversion or exchange of any such Convertible Securities, the Warrant Price then in effect hereunder shall forthwith be adjusted to such respective amount as would have obtained had such right, option or Convertible Security never been issued as to such Common Shares and had adjustment been made upon the issuance of Common Shares delivered as aforesaid. On the expiration of any option or right or the termination of any right to convert or exchange any Convertible Securities, the Warrant Price then in effect hereunder shall forthwith be increased to the Warrant Price which would have been in effect at the time of such expiration or termination had such option or rights or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued and the Common Shares issuable thereunder shall no longer be deemed outstanding.

<page 8>

CUSIP No. 92829S104                 13D                    Page 34 of 47 Pages

     9.5   Consideration for Shares.  In case any Common Shares or Convertible
           ------------------------
Securities or any rights or options to purchase any such Common Shares or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, before deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Common Shares or Convertible Securities or any rights or options to purchase any such Common Shares or Convertible Securities shall be issued or sold for consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith and in the reasonable exercise of business judgment by the Board of Directors of the Company, before deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Common Shares or Convertible Securities or any rights or options to purchase such Common Shares or Convertible Securities shall be issued in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value as determined in good faith and in the reasonable exercise of business judgment by the Board of Directors of the Company of such portion of the assets and business of the non-surviving corporation as such Board shall determine in good faith and in the reasonable exercise of business judgment, to be attributable to such Common Shares, Convertible Securities, rights or options, as the case may be. In case any rights or options to purchase any Common Shares or Convertible Securities shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such rights or options by the parties thereto, such rights or options shall be deemed to have been issued without consideration.

     9.6   Record Date.  In case the Company shall take a record of the
           -----------
holders of its Common Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Shares or in Convertible Securities, or (ii) to subscribe for or purchase Common Shares or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or in the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

     9.7   Distributions.  If at any time after the date hereof there is a
           -------------
distribution to the holders of Common Shares by way of a dividend (whether in the ordinary course or otherwise) or other distribution of any of the property or assets (including cash) of the Company, the Warrant Price shall be adjusted immediately after the record date for such distribution or dividend by deducting from the current Warrant Price then in effect on such record date the amount per share of the dividend or the other distribution to be paid if

<page 9>

CUSIP No. 92829S104                 13D                    Page 35 of 47 Pages

payable in cash, or the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive in the absence of manifest error) per share of any property or other assets to be distributed to holders of Common Shares. To the extent that such distribution or dividend is not made or paid, as the case may be, the Warrant Price shall be readjusted to the Warrant Price which was in effect prior to such record date.

     9.8   Subdivision or Combination of Shares.  In case the Company shall at
           ------------------------------------
any time (i) issue a dividend payable in Common Shares or Convertible Securities or any rights to subscribe for or to purchase, or any options for the purchase of, Common Shares or Convertible Securities or (ii) subdivide its outstanding Common Shares into a greater number of shares or combine its outstanding Common Shares into a smaller number of shares, the Warrant Price in effect immediately prior to such subdivision or combination shall be adjusted to an amount that bears the same relationship to the Warrant Price in effect immediately prior to such action as the total amount of Common Shares outstanding immediately prior to such action bears to the total number of Common Shares outstanding immediately after such action, and the number of Common Shares purchasable upon the exercise of any Warrant shall be that number of Common Shares obtained by multiplying the number of Common Shares purchasable immediately prior to such adjustment upon the exercise of such Warrant by the Warrant Price in effect immediately prior to such adjustment and dividing the product so obtained by the Warrant Price in effect after such adjustment.

     9.9   Reorganization, Reclassification, Consolidation, Merger or Sale.
           ---------------------------------------------------------------
If any capital reorganization or reclassification of the capital shares of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Shares shall be entitled to receive shares, securities or assets with respect to or in exchange for Common Shares, then, as a condition of such reorganization, reclassification, consolidation, exercise, merger or sale, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to receive upon the basis and upon the terms and conditions specified herein and in lieu of the Common Shares of the Company immediately theretofore receivable upon the exercise of this Warrant, the highest amount of shares, securities or assets (including cash) as may be issued or payable with respect to or in exchange for a number of outstanding Common Shares equal to the number of Warrant Shares for which this Warrant could have been exercised immediately prior to such reorganization, reclassification, consolidation, merger or sale, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares, securities or assets (including cash) thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed or delivered to the Holder at the last address

<page 10>

CUSIP No. 92829S104                 13D                    Page 36 of 47 Pages

of such holder appearing on the books of the Company, the obligation to deliver to such Holder such shares, securities or assets (including cash) as, in accordance with the foregoing provisions, the Holder may be entitled to receive. If a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding Common Shares of the Company, the Company shall not effect any consolidation, merger or sale with the person having made such offer or with any Affiliate of such person, unless prior to the consummation of such consolidation, merger or sale the holder of this Warrant shall have been given a reasonable opportunity to then elect to receive upon the exercise of this Warrant either the shares, securities or assets then issuable with respect to the Common Shares of the Company or the shares, securities or assets, or the equivalent, issued to previous holders of the Common Shares in accordance with such offer. For purposes hereof, the term "Affiliate" with respect to any given person shall mean any person controlling, controlled by or under common control with the given person.

            (b) Notwithstanding the foregoing, in the event of a merger or consolidation of the Company in which the consideration otherwise receivable in such merger or consolidation by the Holder upon exercise of the Warrant consists solely of securities of an issuer whose equity securities are registered under the Securities Exchange Act of 1934, as amended (a "Public Issuer"), this Warrant may, at the option of the corporation surviving the merger or consolidation, be converted into either the right to receive an amount in cash equal to the number of Warrant Shares for which the Warrant is then being exercised multiplied by the Market Price of a Common Share or a warrant to acquire Common Shares of the Public Issuer. In the event the corporation surviving the merger or consolidation elects to convert this Warrant into the right to acquire Common Shares of the Public Issuer, the Warrant Price in effect immediately following such merger or consolidation shall equal the Warrant Price in effect immediately prior to such merger or consolidation multiplied by a fraction, the numerator of which shall be the Market Price of a Common Share of the Public Issuer and the denominator of which shall be the Market Price of a Common Share of the Company, and the number of Common Shares of the Public Company for which this Warrant shall be exercisable shall equal the number of Warrant Shares represented by this Warrant immediately prior to such merger or consolidation multiplied by a fraction, the numerator of which shall equal the Market Price of a Common Share of the Company and the denominator of which shall equal the Market Price of a Common Share of the Public Issuer.

     9.10   No Adjustment for Exercise of Certain Issuances.  The provisions
            -----------------------------------------------
of this Section 9 shall not apply to any Common Shares issued, issuable or deemed outstanding under Sections 9.2 to 9.5 inclusive: (i) to any person pursuant to any stock option, stock purchase or other plan or arrangement approved by the Board of Directors of the Company for the benefit of officers, employees, consultants, contractors, or directors of the Company or its subsidiaries, (ii) pursuant to options, warrants and conversion rights in existence on the date of issuance hereof (including, without limitation, the conversion rights set forth in the Company's Series A Convertible Preferred Shares); or (iii) to shares issuable to Dr. Thomas Merigan in connection with the letter of understanding previously entered into by the Company with Dr. Merigan.

<page 11>

CUSIP No. 92829S104                 13D                    Page 37 of 47 Pages

     9.11   Certain Rules.  The following rules shall apply regarding the
            -------------
adjustment to the number of Warrant Shares:

            (a)   any adjustments made as a result of the provisions of this
Section 9 are cumulative and will be computed to the nearest whole Warrant Share except as provided in Section 11;

            (b) no adjustment of the Warrant Price shall be made in an amount less than $.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per share or more; and

            (c) if any question arises at any time with respect to the number of Warrant Shares or any adjustment to such number or the amount of any cash payment made in lieu of issuing a fractional share, such question shall be conclusively determined by the auditors of the Company or, if they are unwilling or unable to act, by such other firm of independent internationally recognized chartered accountants as may be selected by the directors and such determination shall be binding upon the Company and the Holder. If any such determination is made, the Company shall deliver a notice to the Holder setting forth the determination made.

     9.12   Notice of Adjustment.  Upon any adjustment of the Warrant
            --------------------
Price, and from time to time upon the request of the Holder the Company shall furnish to the Holder the Warrant Price resulting from such adjustment or otherwise in effect and the number of Warrant Shares then available for purchase under this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

     10.   Statement on Warrants
           ---------------------

           Irrespective of any adjustments in the Warrant Price or the number or kind of securities purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

     11.   Fractional Interests
           --------------------

           The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share

<page 12>

CUSIP No. 92829S104                 13D                    Page 38 of 47 Pages

would, except for the provisions of this Section 11, be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fair market value of such fractional share as may be determined in good faith by the Directors of the Company on the business day which next precedes the day of exercise.

     12.   Registration Under the Securities Act of 1933
           ---------------------------------------------

           The Purchaser represents and warrants to the Company that the Purchaser will not dispose of any Warrants or Warrant Shares except pursuant to (i) a current prospectus or an effective registration statement or (ii) an exemption therefrom available under applicable Canadian securities law or the Act and the rules and regulations of the Securities and Exchange Commission thereunder. The Purchaser represents and warrants that it is acquiring the Warrants for its own account and with no intention of distributing or reselling such Warrants or Warrant Shares or any part thereof in any transaction that would be in violation of the securities laws of the United States of America or any state or any province of Canada, without prejudice, however, to the Purchaser's rights at all times to sell or otherwise dispose of all or any part of such Warrants or Warrant Shares under a registration statement under the Act or under an exemption from such registration available under such Act or under applicable Canadian law.

     13.   Certificates to Bear Legends
           ----------------------------

            The Warrants shall be subject to a stop-transfer order and the certificate certificates therefor shall bear the following legend by which each Holder shall be bound:

            "THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON SHARES OR OTHER SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN (A) REGISTERED PURSUANT TO THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS AND MAY NOT BE SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SAID ACT OR SUCH LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT A REGISTRATION STATEMENT IS NOT REQUIRED OR (B) QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY CANADIAN PROVINCE AND MAY BE SOLD IN SUCH PROVINCES ONLY PURSUANT TO AN EXEMPTION FROM THE REGISTRATION AND PROSPECTUS PROVISIONS OF SUCH SECURITIES LAWS."

            Subject to the provisions of any registration rights or other agreement between the Company and the Purchaser, the Warrant Shares or other securities issued upon exercise of the Warrants shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Warrant Shares or securities shall, if the facts stated in the following legend are then correct, bear the following legend by which the Holder thereof shall be bound:

<page 13>

CUSIP No. 92829S104                 13D                    Page 39 of 47 Pages

           "THE SHARES OR OTHER SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN (A) REGISTERED PURSUANT TO THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS AND MAY NOT BE SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER
           THE SAID ACT OR SUCH LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT A REGISTRATION STATEMENT IS NOT REQUIRED OR (B) QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY CANADIAN PROVINCE AND MAY BE SOLD IN SUCH PROVINCES ONLY PURSUANT TO AN EXEMPTION FROM THE REGISTRATION AND PROSPECTUS PROVISIONS OF SUCH SECURITIES LAWS."

     14.   No Rights as Shareholders; Notices to Holders
           ---------------------------------------------

           Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Holders or their transferees the right to vote or to receive dividends or to consent to or receive notice as shareholders in respect of any meeting of shareholders for the election of directors of the Company or on any other matter, or any rights whatsoever as shareholders of the Company. If, however, at any time prior to the exercise of the Warrants, the Company shall propose:

            (i) to pay a cash dividend or a dividend payable otherwise than in cash, or any other distribution in respect of the Common Shares pursuant to, without limitation, any spin-off, split-off or other distribution of the Company's assets;

            (ii) to distribute to all holders of Common Shares evidences of its indebtedness or assets or securities other than its Common Shares;

            (iii) to offer the holders of its Common Shares the right to subscribe for or purchase any shares of any class of securities or to receive any other rights;

            (iv) to effect any classification, reclassification, subdivision or other reorganization or recapitalization of the Common Shares which the Company is authorized to issue;

            (v) to effect a consolidation or merger or a conveyance of all or substantially all of the assets of the Company; or

            (vi) to effect the voluntary or involuntary dissolution, liquidation or winding up of the Company; then, and in each such case, the Company shall give notice in writing of such event to the Holders as provided in Section 17 hereof, such giving of notice and publication to be completed at least 20 days prior to the date fixed as a record date or the date of closing the

<page 14>

CUSIP No. 92829S104                 13D                    Page 40 of 47 Pages

            transfer books for the determination of the shareholders entitled to such dividend, distribution, or subscription rights, or for the determination of shareholders entitled to vote on such proposed issuance, classification, reclassification, subdivision, recapitalization, consolidation, merger, conveyance, dissolution, liquidation or winding up. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to publish, mail or receive such notice or any defect therein or in the publication or mailing thereof shall not affect the validity of any action taken in connection with such dividend, distribution or subscription rights, or such proposed reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up; provided, however, that any rights of the Purchaser with respect to any failure of the Company to give notice as provided herein of any such action shall not be prejudiced by any such action.

15.   Inspection of Warrant Agreement
      -------------------------------

            The Company shall keep copies of this Agreement available for inspection by the Holders during normal business hours at its principal office.

16.   Identity of Transfer Agent
      --------------------------

            Forthwith upon the appointment of any subsequent transfer agent for the Warrant Shares, or any other securities issuable upon the exercise of the Warrants, the Company will send to each Holder a statement setting forth the name and address of such subsequent transfer agent.

17.   Notices
      -------

            All notices and other communications provided for hereunder shall be in writing and shall be mailed, facsimiled, or sent by Federal Express or similarly reliable overnight courier, or delivered, if to the Company, at the following address:

            Visible Genetics Inc.
            700 Bay Street
            Toronto, Ontario M5G IZ6

            Attention:  Chief Financial Officer

            Telephone: (416) 813-3266
            Facsimile: (416) 813-3250

<page 15>

CUSIP No. 92829S104                 13D                    Page 41 of 47 Pages

            with copies to:

            Goldman, Spring, Schwartz & Kichler
            40 Sheppard Avenue West
            Suite 700
            North York, Ontario
            M2N 6K9

            Attention: Samuel Schwartz, Esq.
            Telephone: (416) 225-9400
            Facsimile: (416) 225-4805
            and

            Baer Marks & Upham LLP
            805 Third Avenue
            New York, NY 10022

            Attention: Steven S. Pretsfelder, Esq.

            Telephone: (212) 702-5730
            Facsimile: (212) 702-5941

            if to the Holder, to it at the following address:

            [                       ]
             -----------------------

            Telephone: (212) 953-1002
            Facsimile: (212) 953-1012

            with a copy to:

            Schulte Roth & Zabel LLP
            900 Third Avenue
            New York, NY 10022
            Attention:  Mark A. Broude, Esq.

            Telephone: (212) 756-2219
            Facsimile: (212) 593-5955

or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 17. All such notices and other communications shall be effective, (i) if mailed, when received, (ii) if sent by facsimile, when transmitted (provided a confirmation of transmission is received by the transmitting party), (iii) if delivered to an overnight courier, when received, or (iv) if delivered, upon delivery.

18.   Governing Law
      -------------

            This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

<page 16>

CUSIP No. 92829S104                 13D                    Page 42 of 47 Pages

19.   Supplements and Amendments
      --------------------------

            This Agreement may only be amended or supplemented with the written consent of both the Company and the Holder.

20.   Successors
      ----------

            All the covenants and provisions of this Agreement by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective transferees, assignees, successors and permitted assigns hereunder.

21.   Benefits of this Agreement
      --------------------------

            Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Holder, any legal or equitable right, remedy or claim under this Agreement, but this Agreement shall be for the sole and exclusive benefit of the Company and the Holder of the Warrants and Warrant Shares.

22.   Headings
      --------

            The headings of the sections and subsections of this Agreement have been inserted for convenience only and shall have no substantive effect.

23.   Counterparts
      ------------

            This Agreement may be executed in counterparts each of which so executed shall be deemed to be an original, but such counterparts together shall constitute but one and the same instrument.

24.   References to Dollar Amounts
      ----------------------------

            All references in this Agreement or in the exhibits hereto to dollar amounts shall be to United States dollars.

<page 17>

CUSIP No. 92829S104                 13D                    Page 43 of 47 Pages

            IN WITNESS WHEREOF, the parties hereto have caused this Warrant Agreement on the day, month and year first above written.

                                    VISIBLE GENETICS INC.

                                    By:
                                       --------------------------
                                       Richard T. Daly
                                       President


                                    [____________________________]

                                    By:
                                       --------------------------
                                       Name:
                                       Title:

<page 18>

CUSIP No. 92829S104                 13D                    Page 44 of 47 Pages

                                 WARRANT CERTIFICATE

            THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON SHARES OR OTHER SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN (A) REGISTERED PURSUANT TO THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS AND MAY NOT BE SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SAID ACT OR SUCH LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT A REGISTRATION STATEMENT IS NOT REQUIRED OR (B) QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY CANADIAN PROVINCE AND MAY BE SOLD IN SUCH PROVINCES ONLY PURSUANT TO AN EXEMPTION FROM THE REGISTRATION AND PROSPECTUS PROVISIONS OF SUCH SECURITIES LAWS.

        EXERCISABLE AT ANY TIME FROM AND AFTER 9:00 A.M. TORONTO TIME
        ON THE DATE HEREOF UNTIL 5:00 P.M., TORONTO TIME, ON      ,
                                                             ----- ---

                                                [       ] Warrants
                                                 ------

                             VISIBLE GENETICS INC.
                             WARRANT CERTIFICATE

            THIS CERTIFIES THAT, for value received, [            ], or its
                                                      ------------
registered assigns (the "Holder"), is the owner of the number of Warrants set forth above, each of which entitles the owner thereof to purchase at any time from and after 9:00 a.m. Toronto time, on the date hereof until 5:00 p.m.
Toronto time on         ,     , one fully paid and non-assessable common share
                ----- --  ----
(a "Warrant Share") of Visible Genetics Inc., a corporation organized under the laws of Ontario (the "Company"), at the initial purchase price of U.S. $12.60 (the "Warrant Price") per share. The number of Warrant Shares and the Warrant Price are subject to adjustment pursuant to the terms of the Warrant
Agreement dated as of         ,     (the "Warrant Agreement") between the
                      ----- --- ----
Company and the Holder. Payment of the Warrant Price may be made in accordance with the terms of the Warrant Agreement. Outstanding Warrants not exercised
prior to 5:00 p.m., Toronto time, on        ,     shall become void and all
                                     ---- -- ----
rights thereunder and all rights in respect thereof shall cease as of such time, except as set forth in the Warrant Agreement.

            This Warrant Certificate is subject to, and entitled to the benefits of, all of the terms, provisions and conditions of the Warrant Agreement, which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the holders of the Warrant Certificates. Copies of the Warrant Agreement are on file at the principal office of the Company. Except as provided in Section 2 of the Warrant Agreement, the Holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Holder hereof as the owner for all purposes.
<page 19>

CUSIP No. 92829S104                 13D                    Page 45 of 47 Pages

            The Warrant Certificate, with or without other Warrant certificates, upon surrender at the principal office of the Company, may be exchanged for another Warrant certificate or Warrant certificates of like tenor and date evidencing Warrants entitling the Holder to purchase a like aggregate number of Common Shares as the Warrants evidenced by the Warrant Certificate or Warrant Certificates surrendered entitled such Holder to purchase. If this Warrant Certificate shall be exercised in part, the Holder shall be entitled to receive upon surrender hereof, another Warrant certificate or certificates for the number of whole Warrants not exercised.

            No fractional Warrant Shares will be issued upon the exercise or conversion of any Warrant or Warrants evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Warrant Agreement.

            No Holder of a Warrant shall be entitled to vote or receive dividends or be deemed the holder of Common Shares or any other securities of the Company which may at any time be issuable on the exercise or conversion hereof for any purpose, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon such Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue of shares, reclassification of shares, consolidation, merger, conveyance, or otherwise) or except as provided in the Warrant Agreement, to receive notice of meetings or other notices, or to receive dividends or subscription rights or otherwise, until the Warrant or Warrants evidenced by this Warrant Certificate shall have been exercised as provided in the Warrant Agreement.

            IN WITNESS WHEREOF, Visible Genetics Inc., has caused its Chairman, President or Vice President and its Secretary or one of its Assistant Secretaries to execute this Warrant Certificate (or such officers' facsimile signatures to be printed hereon).

Dated:          ,
       ----- --- ---
                                                VISIBLE GENETICS INC.


                                                By:
                                                   -------------------
                                                   Richard T. Daly
                                                   President

<page 20>

CUSIP No. 92829S104                 13D                    Page 46 of 47 Pages

                                    ASSIGNMENT

            (To be executed only upon assignment of Warrant Certificate)


            FOR VALUE RECEIVED,                     hereby sells, assigns and
                                -------------------
transfers unto                 the within Warrant Certificate, together with
               ---------------
all right, title and interest therein, and does hereby irrevocably constitute
and appoint                  attorney, to transfer said Warrant Certificate on
            ----------------
the books of the within-named company, with full power of substitution in the premises.

            DATED this              day of             ,     .
                       ------------        ------------  ----


                                                --------------------------
                                                NOTE: The above signature
                                                should correspond exactly
                                                with the name on the face
                                                of this Warrant Certificate

<page 21>

CUSIP No. 92829S104                 13D                    Page 47 of 47 Pages

                                    PURCHASE FORM

                     (To be executed upon exercise of Warrant)


TO:  Visible Genetics Inc.

            The undersigned, the holder of the within Warrant (the "Holder"), hereby irrevocably elects to exercise the purchase right represented by such
Warrant for, and to purchase thereunder,         Common Shares of Visible
                                         -------
Genetics, Inc. and herewith [makes payment of U.S. $         therefor in full
                                                    --------
payment of the Warrant Price][tenders securities having a Market Price of
$          in full payment of the Warrant Price] or [elects to receive a
 ---------
payment equal to the difference between (i) the Market Price (as defined in
the Warrant) multiplied by        (the number of Warrant Shares as to which
                           ------
the payment is being elected) and (ii)        , which is the current Warrant
                                       -------
Price multiplied by such number of Warrant Shares, in full payment of the Warrant Price, payable by the Company to the Holder only in Common Shares valued at the Market Price in accordance with the terms of the Warrant Agreement], and requests that the certificates for such shares be issued in
the name of, and be delivered to            , whose address is
                                 -----------                   ---------------
--------------.


                                                -------------------------
                                                NOTE: The above signature
                                                should correspond exactly
                                                with the name on the face
                                                of this Warrant Certificate
                                                or with the name of
                                                assignee appearing in the
                                                assignment form above.


And, if said number of Common Shares shall not be all the Common Shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Common Shares purchasable thereunder less, any fraction of a Common Share paid in cash.

            DATED this           day of                ,    .
                       ---------        ---------------  ----



<page 22 end>